SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Leste Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Júnior, 1464

4º Andar – Lado “A”, 04707-000 — São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

1.	Goldman Sachs & Companhia Report regarding TLE

2.	Planconsult Report regarding TLE

3.	Financial Statements of TLE as of September 30, 2005 and for the nine-month period then ended that accompany the Deloitte Touche Tohmatsu Book Value Report filed pursuant to Rule 425 on December 6, 2005

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GOLDMAN SACHS & COMPANHIA REPORT REGARDING TLE

Valuation Report

Tele Leste Celular Participações S.A. and Telesp Celular Participações S.A.

Goldman Sachs & Companhia

December 4, 2005

Disclaimers

Goldman Sachs & Co. and Goldman Sachs & Cia. (together, “Goldman Sachs”) have been engaged by Telesp Celular Participações S.A. (“TCP”), in accordance with Law No. 6404 of December 15, 1976 (the “Corporation Law”), as amended, to perform valuation analyses (the “Valuations”) with respect to each of TCP and each of Celular CRT Participações (“CRT”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TBE”) and Tele Centro Oeste Celular Participações S.A. (“TCO”; together with CRT, TSD and TBE , the “Targets”; and together with TCP, the “Companies”), in connection with the merger of shares of TCO into TCP and the merger of each of the other Targets into TCP (collectively, the “Transactions”).

Our Valuations have been prepared for the exclusive use of TCP’s Board of Directors in connection with their analysis of the Transactions, as described further below, and should not be used for any other purposes, including, without limitation, to form the capital of TCP under the terms of the Corporation Law, including, but not limited to, its Article 8. Our Valuations have been prepared in both the Portuguese and English languages, and the Portuguese version shall prevail for all purposes.

In connection with preparing our valuation analyses, we have reviewed, among other things: (i) certain financial analyses and forecasts for each of the Companies prepared and approved by the senior management of each such Company; (ii) publicly available financial statements for the years ended December 31, 2002, 2003 and 2004 of each of the Companies, which were audited by Deloitte Touche Tohmatsu—Auditores Independentes (“ Auditors”); (iii) certain other financial information with respect to each of the Companies, including the cash and bank balances, loans and other debt obligations and hedging and contingencies provisions of each Company as of September 30, 2005, as set forth in letters from the Auditors dated December 4, 2005, addressed to each such Company and forwarded to us by the latter and reflecting the best judgment of the Auditors in conformity with generally accepted accounting procedures in Brazil. We also have held discussions with members of the senior management of each of the Companies with respect to their assessment of the past and current business operations, financial condition and prospects of such Companies. The Valuations also take into consideration the distribution of interest on net equity, as well as the payment of dividends as anticipated by the Companies’ Board of Directors.

In preparing our Valuations, we have assumed and relied, with the express consent of the Companies and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information reviewed by or discussed with us, and we have not assumed, and do not hereby assume, any responsibility to independently verify any of the information or to make an independent verification or appraisal of any of the assets or liabilities (contingent or otherwise) of the Companies, nor have we examined the solvency or fair value of the Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, we assume no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the respective Companies are solely and exclusively responsible. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Companies. With your consent, we have assumed that the financial analyses and forecasts prepared by the senior management of each Company, as approved by the Management of such Company, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such Company.

Disclaimers (Continued)

You have asked us to prepare our Valuations in connection with the requirement under Article 30 of TCP’s By-laws that TCP obtain a determination with respect to the “equitable treatment” of each of the exchange ratios for the proposed Transactions. Our analysis has been prepared on the basis that, if the Board of Directors of TCP proposed an exchange ratio with respect to each Transaction that falls within the range of exchange ratios implied by the ranges of value indications derived from our Valuations with respect to TCP and the relevant Target involved in such Transaction, applied on a consistent basis, then that exchange ratio would constitute “equitable treatment”. Our Valuations have been prepared solely based on the discounted cash flow methodology assuming a stable macroeconomic scenario for Brazil. The valuation analyses and the results therefrom do not purport to reflect the prices at which any of the Companies or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transactions. You should further note that we are not an accounting firm and we did not provide accounting or audit services in connection with this Valuation Report. In addition, because these valuation analyses are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors outside the control of the Companies and Goldman Sachs, neither Goldman Sachs, nor any of its affiliates and representatives, assume any responsibility or liability if future results differ substantially from the projections presented in the Valuations and make no representation or warranty with respect to such projections.

Our Valuations are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As a result, the valuation analyses are valid exclusively as of the date hereof as future events and developments may affect their conclusions. We do not assume any obligation to update, review, revise or revoke the Valuations as a result of any subsequent event or development. With respect to the Valuations, TCP and its Board of Directors have not authorized us to solicit, nor have we solicited any indication of interest from third parties to acquire, in whole or in part, any Company’s shares. As a result, the results determined in the Valuations do not necessarily correspond to, and should not be construed as representative of, the prices at which any Company could be sold in a third-party acquisition transaction, at which any Company’s respective shares trade on the date hereof or will trade at any future time, or at which the shares of TCP will trade after the Transactions.

The preparation of economic and financial analyses such as those conducted in the preparation of the Valuations is a complex process that involves subjective judgment and is not susceptible to partial analysis or summary description. In arriving at its conclusions, Goldman Sachs did not attribute any particular weight to any particular factor considered by it; rather, Goldman Sachs made qualitative judgments as to the importance and relevance of all the factors considered therein. Accordingly, Goldman Sachs believes that the Valuations should be considered as a whole and that selecting portions of its analyses or the factors considered therein could result in an incomplete and incorrect understanding of the conclusions of the Valuations. The results presented herein refer solely to the Transactions and do not extend to any other present or future matters or transactions regarding the Companies, the economic group to which they belong or to the sector in which they operate.

The Valuations are exclusively addressed to TCP’s Board of Directors and do not address the underlying business decision by TCP to engage in the Transactions and do not constitute a recommendation to any of the Companies and/or the holders of the respective Companies’ shares (including, but not limited to, as to whether any such holder should vote in favor of the Transactions or exercise any appraisal rights or other rights with respect thereto). In addition, the Valuations (i) treat the Companies as stand-alone operations and therefore, the analyses and results of the Valuations do not include any operational, tax or other benefits or losses, or synergies, incremental value and/or costs for the Companies, if any, which may arise from the consummation of the Transactions and (ii) do not address the treatment of the different classes of shares of the Companies, and any adjustments intended to offset, or that may reflect, any specific rights associated with any specific class of shares of the Companies. We are therefore not expressing, and the Valuations do not contain, any views relating to the distribution of economic value among the various classes of shares of any of the Companies.

Disclaimers (Continued)

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by TCP and, irrespective of whether the Transactions are consummated, we will receive a fee for the services provided by us. Moreover, TCP has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as the Company’s financial advisors in connection with its rights offerings of 2002 and 2004 and in the voluntary tender offer for the acquisition of TCO shares in 2004. We also have provided and currently are providing certain investment banking services to Telefónica, S.A., one of the indirect controlling shareholders in TCP, including, in its cash offer to acquire the entire issued and to be issued share capital of O2 plc. We also may provide investment banking services to each of the Companies and their affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to each of the Companies and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the each of the Companies and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In preparing the Valuations, in accordance with applicable laws and regulations, we did not take into account (i) the tax consequences of the Transactions for the holders of the Companies’ shares, and (ii) the impact of any fees and expenses that may result from the consummation of the Transactions, including, but not limited to, those related to any depositary services that may be charged to the holders of the Companies’ ADSs. In addition, pursuant to applicable laws and regulations, we have excluded the tax-related effects associated with the future use by TCP of the non-amortized premium arising from the purchase by TCP of shares of the Targets. The financial calculations contained in the Valuations may not always result in a precise sum due to rounding.

Based upon and subject to the foregoing and based upon other matters as we considered relevant, if the exchange ratio approved by TCP’s Board of Directors with respect to each Transaction is within the implied exchange ratios derived from the Valuations with respect to TCP and the relevant Target involved in such Transaction, it is our view that such exchange ratio as of the date hereof would constitute equitable treatment as understood in the manner described above.

GOLDMAN SACHS & COMPANHIA

Goldman Sachs does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you (and your employees, representatives and other agents) may disclose any aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, and all materials of any kind (including tax opinions and other tax analyses) related to those benefits, with no limitations imposed by Goldman Sachs.

I.	Overview of the Transaction

1

Overview of the Transaction

Illustrative Structure of Vivo	Post-Transaction Proposed Structure

Source: Management of Companies

Note: Does not represent the complete corporate structure

[1]	Future name of Telesp Celular Participações S.A. Vivo will incorporate all assets and liabilities of TSD, CRT and TBE, and all the shares of TCO

2

Valuation Analyses – Methodology

•	Valuation analyses were performed as of September 30, 2005 based on a projection period from 2005 to 2014. All projections used for purposes of the valuations of each of the Companies were prepared by the senior management of that company

•	Unlevered free cash flows (before financing costs) were projected by the Companies in Reais and subsequently converted to US Dollars at the average projected exchange rate for each year

•	Illustrative enterprise values of each of the Companies were determined by the sum of:

•	Net present value indications calculated as of September 30, 2005 with respect to the unlevered free cash flows for the projection period, and

•	Net present value indications calculated as of September 30, 2005 with respect to the illustrative terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (capex equal to depreciation and excluding temporary tax benefits)

•	The valuation analyses prepared for Telesp Celular Participações S.A. (TCP) included the following components: (i) projected free cash flows for its wholly owned subsidiaries, Telesp Celular S.A. and Global Telecom S.A.; (ii) adjustments to reflect the net present value of TCP’s expenses, and (iii) value indication of TCP’s equity interest in TCO, calculated using the Discounted Cash Flow methodology

•	The illustrative present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 11.25% and 12.75%. The perpetuity growth rate for the unlevered free cash flow was between 3% and 5%

3

Valuation Analyses – Methodology

•	The equity value indications calculated for each of the Companies were determined by subtracting from the illustrative enterprise value previously calculated the total value of (i) the net debt and contingencies, as set forth in the audited balance sheets as of September 30, 2005, and (ii) the interest on capital and dividends already declared, both converted to US dollars at such date

•	The indicative equity values indications per share for each of the Companies were determined by dividing the equity value indications by the total number of shares outstanding

•	Values were adjusted to reflect treasury shares (reduces the number of shares used to determine the equity value indications per share)

•	The valuation analyses result in aggregate equity value indications for each of the Companies and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains

•	The illustrative ranges of exchange ratios calculated for the Companies were determined by the consistent comparison of the illustrative equity value indications per share calculated for each of them

4

II.	Summary of Valuation Analyses

5

Summary of Valuation Analyses Valuation Based on Discounted Cash Flow Methodology

Results of Valuation Analyses – Indicative Equity Values (R$ 000’s)1

[1]	Economic valuation based on projections prepared by the management of Companies, using a WACC between 11.25% and 12.75% and a perpetuity growth rate between 3% and 5%

6

Summary of Valuation Analyses Implied Exchange Ratios

TCP Price per Share (R$)	TBE Price per Share (R$)

Implied Exchange Ratios (TCP Shares per TBE Shares)1

[1]	Implied exchange ratios based on the consistent comparison of the equity values indications per share calculated for TCP and TBE

7

Summary of Valuation Analyses Range of Equity Values per Share (In Millions of Reais, Except per Share Values)

	TCP Range of Indicative Values		TBE Range of Indicative Values
Enterprise Value	13,778	19,742	826	1,173
Net Debt (1)	4,951	4,951	328	328
Equity Value	8,827	14,791	498	845
Number of Shares (000’s) (2)	662,324	662,324	9,644	9,644
Equity Value per Share	13.33	22.33	51.66	87.58

[1]	Includes (i) net financial debt and net contingencies from audited financial statements as of September 30, 2005, and (ii) and dividends and interest on capital already announced but not paid by the Companies

[2]	Shares outsanding as of September 30, 2005 (Source: Management of Companies). Excludes treasury shares

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A.	Background Information

9

Macroeconomic Assumptions

	Projected for the Fiscal Year Ending December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Gross Domestic Product (GDP) Real Growth	3.2%	3.5%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%
Inflation Rates
IPCA	5.5%	4.3%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGP-DI	1.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGP-M	1.5%	5.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
FX Rate R$ / US $ (end of period)	2.25	2.45	2.56	2.68	2.80	2.85	2.91	2.97	3.03	3.09
FX Rate R$ / US $ (average)	2.47	2.40	2.52	2.63	2.75	2.84	2.89	2.95	3.01	3.07

Source: Goldman Sachs Economic Research, BACEN, IBGE and CNI

10

Weighted Average Cost of Capital Calculation

Risk-Free Rate

10-year US Treasury (a)	4,4%
(+) Brazil Sovereign Spread Average (b)	4,6%

(=) Assumed Risk-Free Rate	9,0%

Cost of Equity

US Equity Risk Premium (c)	5,6%
Beta (d)	1,10
(+) Assumed Risk-Free Rate	9,0%

(=) Cost of Equity	15,2%

Cost of Debt

Pre-tax Cost of Debt (e)	9,3%
(x) Marginal Tax Rate	34,0%

(=) Cost of Debt	6,1%

WACC Calculation

Target Debt / Total Capitalization	35,0%
Target Equity / Total Capitalization	65,0%

WACC (Nominal US$)	12,0%

(a)	Average yield of the 10 year on-the-run U.S. Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(b)	Average spread of the 2040 Brazilian Government Bond over the 10 year on-the-run US Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(c)	Equity Risk Premium based on US Long-Horizon Equity Risk Premia in US dollars from 1974 to 2003 (Source: “International Equity Risk Premia Report 2004” Ibbotson 2004 report)

(d)	Average unlevered beta for comparable international players of 001, relevered, based on Target Debt/ Total Capitalization of 35% (Source: BARRA as of November 14, 2005)

(e)	Assumes spread of 25 bps between Companies’ cost of debt and the Brazilian Government Bond

11

B.	Telesp Celular Participações S.A.

12

Operational Projections for Telesp Celular S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

13

Financial Projections for Telesp Celular S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

14

Operational Projections for Global Telecom S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

15

Financial Projections for Global Telecom S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

16

Operational Projections for Tele Centro Oeste Celular Participações S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

17

Financial Projections for Tele Centro Oeste Celular Participações S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

18

Results for Telesp Celular Participações S.A. (R$ mm)

	For the Fiscal Year Ending on December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Unlevered Net Income (1)	492	436	599	879	1,234	1,633	2,010	2,373	2,729	3,045
(+) Depreciation and Amortization	1,003	1,224	1,255	1,323	1,352	1,331	1,126	1,043	1,038	1,046
(-) Capex	1,419	1,225	904	926	941	943	943	944	952	974
(-) Change in Working Capital	58	17	(24)	38	34	12	(24)	11	4	(71)
Free Cash Flow	18	419	973	1,238	1,612	2,009	2,217	2,462	2,811	3,188
Terminal Year Free Cash Flow (2)										2,600

Source: Based on projections prepared by the management of Companies

[1]	Net Income before interest, depreciation and amortization less adjusted taxes

[2]	Free Cash Flow for terminal value indication adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

19

C.	Tele Leste Celular Participações S.A.

20

Operational Projections for Tele Leste Celular Participações S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

21

Financial Projections for Tele Leste Celular Participações S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

22

Results for Tele Leste Celular Participações S.A. (R$ mm)

	For the Fiscal Year Ending on December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Unlevered Net Income (1)	7	15	30	55	104	125	152	170	180	197
(+) Depreciation and Amortization	113	110	98	92	63	62	59	55	57	58
(-) Capex	127	87	74	80	81	81	84	89	88	86
(-) Change in Working Capital	(15)	2	(18)	(17)	(9)	(11)	(5)	(5)	(3)	(6)
Free Cash Flow	9	36	73	84	95	117	131	141	151	175
Terminal Year Free Cash Flow (2)										151

Source: Based on projections prepared by the management of Companies

[1]	Net Income before interest, depreciation and amortization less adjusted taxes

[2]	Free Cash Flow for terminal value indications adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

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Appendix A:    Glossary

24

Glossary

•	ARPU: average revenue per user (average for the period) in nominal Reais per month

•	Beta: Coefficient that measures the non-diversifiable risk to which an asset is subject to. The coefficient is determined by a linear regression of the variation of the price of the asset and the variation of the price of the market portfolio

•	Capex (capital expenditures): investments in fixed assets

•	EBITDA: earnings before interest, taxes, depreciation and amortization

•	EBIT: earnings before interest and taxes

•	Unlevered net income: earnings before interest, depreciation and amortization, less adjusted taxes

•	Minutes of Use (“MOU”): total minutes (outgoing and incoming) per subscriber per month

•	Market Risk Premium: additional return relative to the risk free rate required by investors, in order to compensate for the higher risk of investing in the stock market

25

PLANCONSULT REPORT REGARDING TLE

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

ACTUAL NET EQUITY AT MARKET VALUE

VALUATION REPORT

EXECUTIVE SUMMARY

December/2005

1

I - OBJECT

PLANCONSULT Planejamento e Consultoria Ltda. was retained by TELE LESTE CELULAR PARTICIPAÇÕES S.A. (“TLE”) to render the Valuation Report on the Actual Net Equity at Market Value of the Company, on the basis date of September 30, 2005. This paper refers to the corporate restructuring process, whose object is the process of exchange of shares and merger of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares, under the provisions of article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457 of May 5, 1997.

2

II - PRESENTATION OF THE COMPANY

1)	THE COMPANY

TLE is the Holding Company that controls 100% of the operators Telebahia Celular S.A. and Telergipe Celular S.A., both of them authorized for the rendering of Personal Mobile Services in their operating areas. Telebahia Celular operates in the State of Bahia and Telergipe Celular operates in the State of Sergipe.

The Company was incorporated pursuant to the laws of the Federative Republic of Brazil under the name of Tele Leste Celular Participações S.A., a company with an indefinite term of duration, known as “Tele Leste”. It as a corporation that operates in accordance with the Brazilian corporate law. Its head office is located at Av. Silveira Martins, 1,036, Cabula, 41150-000, Salvador-BA, Brazil.

3

III - INFORMATION BASIS

The accounting information, showed in the interim balance sheet of the Company reviewed by independent auditors on the basis date of September 30, 2005, has been used as a starting point.

The report is based on interviews with the Company’s management and on managerial data, additional information, written or oral, furnished by the Company, ageing schedule of receivables and suppliers, loan transactions controls, and debt hedging, among others.

This report does not constitute an audit report on accounting statements used or on any other information included herein and, therefore, it shall not be interpreted as such.

4

IV - SUBSEQUENT EVENTS

This valuation does not reflect events occurred after issuance of this report, as well as any relevant fact occurring between the valuation basis date and the date on which this document was issued that has not been informed to PLANCONSULT.

As of the date of this report, PLANCONSULT is not aware of any event that may substantially change the result of this valuation.

5

V - SCOPE

The methodology has been applied to calculate the market value of the Actual Net Equity (ANE) of the Company, and mainly considered the assets and liabilities registered in the accounting information reviewed by the Company’s independent auditors, under the rules of IBRACON applicable to the statements on the basis date of September 30, 2005, and further, the interim balance sheets furnished by the Company’s subsidiaries.

This methodology is applicable to determine the market value of assets and liabilities of a certain company. Its application considers as starting point the accounting values of assets and liabilities and makes adjustments to several of these items in order to reflect their respective probable realization values.

For that purpose, the following procedures have been carried out:

•	Reading and analysis of interim balance sheets furnished by the Company and its controlled companies;

•	Analysis of assets and liabilities accounts registered in the Company’s and its controlled companies’ balance sheets, aiming at identifying items that might be adjusted, as well as the calculation of their probable market value;

•	Adjustments of accounting statements to their market value based on the result of our analysis;

•	Adjustments of property, plant and equipment by their respective market value, based on the analysis carried out by the technical staff of PLANCONSULT with experience in evaluating fixed assets of telecommunications companies;

•	Calculation of investments values of the Company and its subsidiaries by the equity method of accounting, based on the net equity at market of these subsidiaries;

•	Calculation of tax effects (income tax and social contribution) on the surplus and deficit resulting from such valuation;

•	Calculation of the market value of the Company’s net equity (Exhibit I).

The details of the foregoing procedures and calculations are set forth in Chapter VIII of this report.

The methodology and scope of this report are aimed at evaluating a company in operation, therefore, except for tax costs and credits, any cost related to expenses ordinarily incurred in the realization of assets or payment of liabilities, as well as those related to bankruptcy or liquidation procedures of companies, such as terminations, costs in connection with judicial disputes, retainment of third parties (legal counsels, advisors, etc.) have not been considered in our calculations.

6

When existing, the total amount of goodwill and negative goodwill registered in the account for investments in controlled companies, the amount prepaid for acquisition of shares concerning the special goodwill reserve and their respective tax credits have been disregarded in the result of this valuation.

The ANE methodology exclusively considers the market value of tangible assets and adjusted liabilities at market, excluding, therefore, market values of intangible assets, which are registered in most of the companies in operation, and disregarding the prospective future profitability of the company.

Consequently, the object of our analysis was not the identification and valuation of the Company’s intangible assets, which were not accounted for in the accounting statements, or the identification and quantification of liabilities unregistered and undisclosed by the Company’s Management.

The Fixed Assets were valuated as follows:

1. Development of the analysis

1.1	PLANCONSULT requested from the Company the existing individual records and/or information of asset or engineer control of all its equity assets, for the basis date of September 30, 2005, containing, but not limited to, the following information:

•	Number of the asset or of its control

•	Account

•	Place

•	Purchase date

•	Description of the asset

•	Original purchase values, monetary adjustment and depreciation

•	Other information

The information already available at the accounting and technical files of the Company were used at most in order to preserve the “memory” of the Company.

The register of offer prices of equipment was also requested, containing the most recently used prices and the prices effectively paid by the Company, as well as the amounts for installation and manpower of contractors.

1.2	PLANCONSULT carried out, due to the short amount of time available, by a reduced sampling, a physical inspection of the assets under analysis, jointly with the Company.

On the places where the inspections were carried out, employees of the Company accompanied the staff of PLANCONSULT. These people were familiar with the assets under inspection and could clarify the doubts regarding the physical inventory of the assets.

8

1.3	Based on the accounting file sent by the Company, for the basis date of September 30, 2005, PLANCONSULT processed a summary of the amounts per account.

Based on such summary, the accounts with relevant amounts were set forth, due to the representation of the accounting values over the total adjusted value of the company and due to the operational status of the account.

2. Items valuated at market value

Market Value is considered the value that the asset would obtain in a purchase and sale transaction, within a reasonable term, not being the purchaser and the seller constrained to transact and considering that the parties know their assets in detail.

PLANCONSULT bases their valuation of the Fixed Assets on the ABNT RULES. These rules impose the current rules in force applicable to valuation, setting forth guidelines that are basic to the good valuation and basically orientate, according to two methods:

•	Comparative method

The value of the asset is obtained from the comparison of market data regarding other assets of similar characteristics.

•	Cost method

The value of the asset results from a summary or detailed budget or from the composition of the cost of other assets that are equal (manufacturing cost) or equivalent (replacement cost) to the object of the valuation.

The valuation of fixed assets, as a rule, is carried out through the method of replacement or exchange cost. In the case under analysis, the replacement or exchange cost may be summarized as the sum total of the purchase price of the fixed assets with all the implications of taxes, transportation costs to the place of use, with the costs of materials for installation, respective labor, including in regard to special or regular finish, engineer, supervision, etc.

Information relating to recent purchase of fixed assets (goods and services), resulting from quotations and negotiations with suppliers in the Brazilian market, were obtained from the Company.

Researches on the useful lives of each kind of fixed assets, mainly set forth on account of their use and technological obsoleteness, were also carried out, in order to find out the effective depreciation rate to be applied to each asset.

The depreciation factor adjusts the market value of the asset. By applying the due depreciation to the price (or cost), the market price is found out.

The valuation presented in this work normally fit in the “Precise Valuations” of the RULES of ABNT (Associação Brasileira de Normas Técnicas), except for the accounts and items that present a lower value (please refer to Chapter II – Methodology) and that fit in the “Expeditious Valuations”.

8

The fixed assets with relevant economic values, belonging to the accounts below related to Assets and Installations in Service (BIS), were valued using the traditional methods (at market value):

a)	Switch Equipment

•	BIS Analog central office switching systems

•	BIS Analog central office switching systems – GATEWAY

•	BIS Analog home location register (HLR)

•	BIS Other switch equipment – Analog

•	BIS Digital central office switching systems

•	BIS Digital central office switching systems – GATEWAY

•	BIS Digital home location register (HLR)

•	BIS Other switch equipment – Digital

b)	Transmission Equipment

•	BIS ERB (radio base station) – Analog

•	BIS Microcells – Analog

•	BIS Minicells – Analog

•	BIS Repeaters – Analog

•	BIS Antennas – Analog

•	BIS Radios – Analog

•	BIS ERB (radio base station) – digital

•	BIS Microcells – digital

•	BIS Minicells – digital

•	BIS Repeaters – digital

•	BIS Antennas – digital

•	BIS Radios – digital

•	BIS Optical modem – digital

•	BIS Concentrator – digital

c)	Infrastructure

•	BIS Towers

•	BIS Posts

•	BIS Containers

•	BIS Energy Equipment

•	BIS Central Air Conditioning Equipment

•	BIS Batteries

•	BIS Equipment to fight fire

d)	Software use rights

•	BIS Software – Maintenance of ERBs (radio base stations)

•	BIS Software – Maintenance of switching

3. Items valuated at accounting residual amount

Considering the final objective of the works and its low economic value, the assets that belong to the accounts below were valuated at their accounting residual amount:

a)	Transmission Equipment

•	BIS Other Equipment and means of Analog transmission

9

•	BIS Other Equipment and means of digital transmission

•	BIS Air and underground optical cabo

b)	Terminal equipment

•	BIS Private Equipment – Rent

•	BIS Private Equipment – Free lease

•	BIS Private Equipment – Tads

c)	Real estate properties

•	BIS Real estate properties

d)	Buildings

•	BIS Buildings

e)	Infrastructure

•	BIS Elevators

•	BIS Underground piping

•	BIS Other supports and protectors

•	BIS Appurtenances on third parties’ properties

f)	Software use rights

•	BIS Software – Call Center

•	BIS Software – Billing

•	BIS Software – Sap

•	BIS Software – Saf

•	BIS Software – Human resources

•	BIS Software – Gir

•	BIS Software – Others

g)	Concession license

•	BIS Exploitation concession license

h)	Other assets

•	BIS Cptc – Analog/Digital

•	BIS Pre-paid

•	BIS Intelligent network

•	BIS Analog/Digital voice mail

•	BIS Analog/Digital short message

•	BIS Other Equipment/platforms

•	BIS Vehicles fleet

•	BIS Managerial vehicles

•	BIS Tools and instruments for repairment/construction

•	BIS Equipment of telesupervision

•	BIS Computing Equipment

•	BIS Equipment of tests and measures

•	BIS Furniture and other assets of general use

•	BIS Brands and patents

•	BIS Other intangible assets

i)	Assets and installations in progress (BIA)

10

VI - PROCEDURES

The main procedures adopted in our analysis were the following:

1)	Uniformity in the companies under consideration

The analysis carried out for all Companies complied with the same precepts and methodology.

We do not describe the meaning of each Asset and Liability Accounts (Capital Accounts) provided that the Company (and its respective Controlled Companies) has to comply with the Accounts Plan (including the content thereof) determined by the regulatory body of the telecommunications sector – ANATEL.

Certain Assets and Liabilities accounts may have their original accounting value set to zero, pursuant to the balance sheets delivered by the Company (and of its respective Controlled Companies).

The Market Value arises out of the calculation of the Present Value of each Capital Account, taking into consideration their respective ageing and a discount rate equal to the capital cost of the company (based on the study carried out by Banco Goldman Sachs, retained by the Company to render a valuation based on the Economic Value Method), duly adjusted in order to consider inflation differences between the Brazilian and U.S. currencies.

2)	Treatment of the Goodwill

Based on the opinion of Machado, Meyer, Sendacz e Opice Advogados, as to the interpretation of the Corporation Law (art. 264, caput and paragraph 2 of Law No. 6,404/76) in connection with the treatment of the goodwill, negative goodwill and any reserve for losses in the merger of shares, we have disregarded these items in the calculation of the net equity of the Company at market value.

3)	Discount rate

In relation to the flow discount rate at Present Value of each capital account, we have adopted in this analysis the capital cost equal to 15.9407% p.a., in accordance with EXHIBIT II, considering that all amounts existing in the financial statements furnished by the Company are expressed in Brazilian currency (R$ - Reais).

11

4)	Term

Accounts “Payable” were considered as an average term of 15 days.

As from such term, we considered the final maturity informed, that is, 30 days from 1 one to 30 days, 60 days from 31 to 60 days, 90 days from 61 to 90. From 90 days on, it was adopted the bad debt provision.

5)	Current Assets

a)	Available Funds

Considered as Market Value – They are already at Actual Present Value.

b)	Receivables, net

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data provided by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Inventories

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company (the average turnover indexes of handsets inventory was used to determine the ageing).

•	Zero value for obsolete inventory, calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Advance to Suppliers

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	JSCP (Interest on Own Capital) and Dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Deferred taxes and tax credits

f.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

12

f.2) ICMS (“value-added tax”) over Services to be Appropriated

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

f.3) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

g)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

h)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value, has been considered.

i)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

j)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

6)	Long Term Receivables

a) Deferred taxes and tax credits

a.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

a.2) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

13

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Derivative transactions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

7)	“Permanent Asset”

a)	Investments

•	Equity Accounting: In the cases of equity interests held in controlled companies, the accounting balances, presented in the balance sheet of the companies that are controlled by the Company, were adjusted at market value by using the same criteria adopted by the Company. The value posted as equity interest of the Company in these associated companies was then adjusted, based on the shareholders’ equities of their controlled companies at market value. As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill possibly registered in the investment account held by the companies, was not considered.

•	Other sub accounts

The accounting values already represent the Market Value – They are already at Actual Present Value.

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b)	Fixed Assets

In the calculation of the Market Value, it has been considered the following:

•	Properties and Facilities in Operation – BIS

PLANCONSULT, by means of its staff specialized in the valuation of fixed assets of telecommunications companies, carried out a valuation of these assets, at market value, under the Valuation Rules in force and the already presented Chapter V above.

•	Properties and Facilities in Progress – BIA

The accounting values already represent the Market Value – They are already at Actual Present Value.

c)	Deferred Assets

•	Goodwill

As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill possibly registered in the investment account held by the companies, was not considered.

•	Point of Presence Rights (Fundo de Coméricio)

The accounting values already represent the Market Value – They are already at Actual Present Value.

•	Other

The accounting values already represent the Market Value – They are already at Actual Present Value.

8)	Current Liability

a)	Personnel, social charges and benefits

The accounting values already represent the Market Value – They are already at Actual Present Value.

b)	Trade accounts payable

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

15

e)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

f)	Interest on own capital and dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

g)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

h)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

9)	Long Term Liabilities

a)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

The ageing of each Account and Sub-account furnished by the Company;

The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

c)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

d)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Advance for Future Capital Increase - AFAC

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

16

10)	Minority interest

In case of minority interest in the capital stock, the reduction equal to such minority interest (in R$) is required before the calculation of the equity accounting to be considered in the respective Controlling Company.

11)	Treasury Shares

Treasury shares owned by the Company shall not be considered provided that they are related to the Net Equity account.

12)	Capital Recourses

The accounting values already represent the Market Value – They are already at Actual Present Value.

13)	Tax effect on the carried out adjustments – Capital gain or loss

a)	Whereas part of the adjustments made to the shareholders’ equity of the Company would result on a capital gain or loss, deductible for tax purposes, the tax credit (or debt) of income tax and social contribution must be considered as an adjustment factor in the shareholders’ equity of the Company, since, as of the maturity date of the assessed assets and liabilities, the gain (or loss) assessed as a result of the adjusts shall cause a tax credit (or debt).

b)	As a result, the tax effect (tax credit or debt) resulting from the adjustments mentioned above was calculated considering:

•	The average tax rate of income tax and social contribution of the Company, furnished by it.

•	An amortization term of 10 years.

•	The Discount rate presented on item 3 above for the calculation of the Present Value.

c)	The amount of such tax effect was dully added to (or subtracted from) the Actual Net Equity at Market Value.

17

VII - CONCLUSION

Based on the object, scope, methodology and data furnished by the Company (and its controlled companies), the market value to the Actual Net Equity as of September 30, 2005 is R$ 240,997,096.12.

18

VIII - PLANCONSULT

PLANCONSULT is a leading company in the valuation market of large telecommunications companies.

PLANCONSULT has being assisting for over twenty-five years largest groups and companies within the country engaged in several industries.

In order to make a difference in the market and to always keep itself as a company with the highest quality in the segment, PLANCONSULT continuously invests in state of the art technology, communication and qualified personnel.

It has a high tech computer and telecommunication network, enabling the quickest and safest performance. PLANCONSULT also works with a mobile network, including own hardware, software and telecommunication, which, if required, constitutes a complete working structure inside client’s offices, speeding up the work pace, optimizing costs and results, in addition to enable a close follow-up by the client on work development.

PLANCONSULT has been carrying out throughout last years hundreds of valuations to several of the largest and most important companies of the country, in addition to present them to governmental institutions such as Banco Nacional de Desenvolvimento Econômico S.A. Participações - BNDESPAR, Ministry of Finance, Internal Revenue Services, Comissão de Valores Mobiliários – CVM (Brazilian Securities Commission), etc.

PLANCONSULT has been acting as advisor and consultant in privatization transactions, under Decree No. 91,991, of November 28, 1985 (company’s valuation and stockholding control), including the appraisal of several companies that have already been privatized (Banestado, Banespa, Usiminas, PQU, Açominas, Celpav, Sibra, Banco Meridional, CESP, ELETROPAULO, and the 53 subsidiaries of TELEBRÁS System).

It has been further provided services of technical and financial due diligence, particularly to meet the needs of financial organism as for example IDB (Inter-American Development Bank).

19

PLANCONSULT, in addition to is qualification and know-how, facilities, personnel, and own computer systems (hardware and software) that have already been developed and proved, has the necessary and indispensable experience in the segment of TELECOMMUNICATIONS COMPANIES, stressing the valuation works for publicly-held companies, namely:

TELEBRÁS System and CRT Privatization
• TELEACRE - Telecomunicações do Acre S.A.
• TELASA - Telecomunicações de Alagoas S.A.
• TELAMAZON - Telecomunicações do Amazonas S.A.
• TELEAMAPÁ - Telecomunicações do Amapá S.A.
• TELEBAHIA - Telecomunicações da Bahia S.A.
• TELEBAHIA Celular S.A.
• TELECEARÁ - Telecomunicações do Ceará S.A.
• TELEBRÁS - Telecomunicações Brasileiras S.A.
• TELEBRASÍLIA - Telecomunicações de Brasília S.A
• TELEST - Telecomunicações do Espírito Santo S.A.
• TELEST Celular S.A.
• TELEGOIÁS - Telecomunicações de Goiás S.A.
• TELMA - Telecomunicações do Maranhão S.A.
• TELEMIG - Telecomunicações de Minas Gerais S.A.
• TELEMS - Telecomunicações do Mato Grosso do Sul S.A.
• TELEMAT - Telecomunicações do Mato Grosso S.A.
• TELEPARÁ - Telecomunicações do Pará S.A.
• TELPA - Telecomunicações da Paraíba S.A.
• TELPE - Telecomunicações de Pernambuco S.A.
• TELEPISA - Telecomunicações do Piauí S.A.
• TELEPAR - Telecomunicações do Paraná S.A.
• EMBRATEL - Empresa Brasileira de Telecomunicações S.A.
• TELERJ - Telecomunicações do Rio de Janeiro S.A.
• TELERJ Celular S.A.
• TELERN - Telecomunicações do Rio Grande do Norte S.A.
• TELERON - Telecomunicações de Rondônia S.A.
• TELAIMA - Telecomunicações de Roraima S.A.
• CRT – Companhia Riograndense de Telecomunicações
• CTMR - Companhia Telefônica Melhoramento e Resistência
• CRT Celular S.A.
• TELESC - Telecomunicações de Santa Catarina S.A.
• TELERGIPE - Telecomunicações de Sergipe S.A.
• CPqD - Centro de Pesquisa e Desenvolvimento - TELEBRÁS
• CTBC - Companhia Telefônica da Borda do Campo
• TELESP - Telecomunicações de São Paulo S.A.
• TELESP Celular S.A.

20

Telefónica
• CETERP - Centrais Telefônicas de Ribeirão Preto S.A.
• CRT Celular S.A.
• CTBC - Companhia Telefônica da Borda do Campo
• TELEBAHIA Celular S.A.
• TELERGIPE Celular S.A.
• TELERJ Celular S.A.
• TELESP - Telecomunicações de São Paulo S.A.
• TELEST Celular S.A.

Tele Centro Sul Participações S/A – TCS (atual BRASIL TELECOM)
• Companhia Telefônica Melhoramento e Resistência – CTMR
• CRT – Companhia Riograndense de Telecomunicações
• Telecomunicações de Brasília S.A. - TELEBRASÍLIA
• Telecomunicações de Goiás S.A. - TELEGOIÁS
• Telecomunicações de Mato Grosso do Sul S.A. - TELEMS
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. - TELEACRE
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. - TELEACRE
• Telecomunicações do Paraná S.A. – TELEPAR

Telesp Celular
• CETERP Celular S.A.
• GLOBAL TELECOM S.A.
• TELESP Celular S.A

TIM
• Maxitel S.A.
• TIM Nordeste Telecomunicações S.A

VÉSPER
• VÉSPER S.A.
• VÉSPER SÃO PAULO S.A

PLANCONSULT has also carried out valuations for several publicly-held companies engaged in other segments of the Brazilian economy, which not only have been approved by the companies themselves but also by regulatory bodies, including CVM.

21

IX - DISCLAIMER

1)	This Valuation Report on the Actual Net Equity at Market Value was prepared by PLANCONSULT Planejamento e Consultoria Ltda. (“PLANCONSULT”), aiming at the process of exchange of shares and mergers of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares set forth in the article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457, of May 5, 1997.

2)	This Valuation Report on Actual Net Equity has been prepared by PLANCONSULT based on the information furnished by the Company’s management, as well as other publicly available information, including the financial statements of the Company audited and reviewed by DELOITTE TOUCHE TOHMATSU. PLANCONSULT has taken all care and acted with high diligence standards in order to demand that the information provided by the Company be true and consistent with those audited or reviewed. However, there is no assurance that such information is true and complete.

3)	PLANCONSULT did not conduct any legal, accounting or any other due diligence or carried out any independent investigation on the information made available in order to prepare this Valuation Report. Therefore, this report did not consider the impacts of any audit or investigation. PLANCONSULT assumes no responsibility for the truthfulness, accuracy or extension of the information obtained.

4)	PLANCONSULT has not analyzed the legal validity and effectiveness of the processed information tanking into account that such analysis is beyond its professional scope. The validity and enforceability of liens or encumbrances on the Company’s assets have not as well been analyzed. However, the amounts relating to such liens or encumbrances have been considered in our report.

5)	Therefore, PLANCONSULT does not assume any responsibility on the legal, engineering or financial matter beyond those implicit in the exercise of its specific functions at issue, which are specifically set forth in the applicable legislation, codes and regulations.

6)	The Company’s managers did not in any way directed, made difficult or took any action which might hinder the access, use or knowledge of any information relevant for the quality of the work, and stated that all documents and/or other information existing to enable the accomplishment of the work and quality of the respective conclusions were made available to PLANCONSULT.

7)	PLANCONSULT represents that the number of shares of the company at issue, which PLANCONSULT itself, its controlling persons and other persons bound to them are holders, or which are under their discretionary management, is zero.

8)

PLANCONSULT states the non existence of any conflict or communion of interest, effective or potential, with the controlling person of the company, or minority shareholders of the company, or in relation to any other involved company, its

22

respective partners, or in connection with the operation itself of exchange of shares and mergers of associated companies.

9)	There is no assurance that any of the premises, estimates, projections, partial or total results or conclusions used or showed in this Valuation Report will be effectively accomplished or determined, in whole or in part. The final results may be different from the projections, and those differences may be relevant and further be impacted by market conditions, among others. Therefore, there is no guarantee on the part of PLANCONSULT as to the accomplishment or not of the projections herein, specifically which occurrence depends on future and uncertain events.

10)	The fixed assets of the company have been appraised by PLANCONSULT.

11)	The Valuation Report did not consider any future benefit that a potential success of the operation of exchange of shares and mergers of companies may eventually bring to themselves.

12)	The information included herein reflects the financial and accounting conditions of the company on 09/30/2005. Any amendment to these conditions may change the result showed herein.

13)	This Valuation Report must be used exclusively within the scope of the operation of exchange of shares and mergers of companies, duly informed to the market by applicable means.

14)	Analysis reports on other companies and sectors prepared by PLANCONSULT and/or its affiliates may address market premises in a way different from this Valuation Report.

15)	This Valuation Report may not be reproduced or published, in whole or in part, without the prior consent of PLANCONSULT.

16)	The basis date of this Valuation Report is 09/30/2005.

São Paulo, December 2, 2005.

PLANCONSULT Planejamento e Consultoria Ltda.

CORECON: RE/2849 - SP

CRA: E-1256 - SP

CREA: 21.973 - SP

Edgar Victor Salem	Ubyrajara Pitta	Edward Dias Moreno
CRA: 12.500 – SP	CORECON: 4.907 - SP	CRC: 1SP064073/O-0
CREA: 46.152 - SP

23

X - EXHIBITS

EXHIBIT I – Balance sheets

EXHIBIT II – Discount rate

24

EXHIBIT I

25

Tele Leste Celular Participações S.A. REAL
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	105,851.38
Net accounts receivable
Inventories
Advances to suppliers
Interests on own capital and dividends	2,889,853.43
Deferred tax and tax credits	503,762.53
Tax credits	503,762.53
Anticipated income tax and social contribution	137,678.91
Withheld income tax	6,083.62
ICMS credit
Pis, Cofins and other credits	360,000.00
ICMS over services to be appropriated
Deferred social contribution and income tax
11221151 Deferred income tax – tax losses
11221152 Deferred income tax – contingencies
11221153 Deferred income tax – provision for losses in inventory
11221154 Deferred income tax – over bad debt provision
11221155 Deferred income tax – over amortization of unrealized goodwill
11221156 Deferred income tax – over suppliers
11221157 Deferred income tax – over loyalty programs
11221159 Deferred income tax – other temporary differences
11221161 Deferred social contribution – negative basis
11221162 Deferred social contribution – contingencies
11221163 Deferred social contribution – provision for losses in inventory
11221164 Deferred social contribution – over bad debt provision
11221165 Deferred social contribution – over amortization of unrealized goodwill
11221166 Deferred social contribution – over suppliers
11221167 Deferred social contribution – over loyalty programs
11221169 Deferred social contribution – other temporary differences
14311111 Goodwill over investment – restructuring
14391111 Accumulated amortization – Goodwill – restructuring
21191914 Provision of goodwill with investment
22191914 Provision of goodwill with investment
Loans and financings
Derivative transactions
Anticipated expenses
Other current assets	209,766.29

Total current assets	3,709,233.63

NON-CURRENT ASSETS:
Deferred tax and tax credits	10,236,916.62
Tax credits	10,025,517.95
Anticipated income tax and social contribution	10,025,517.95
ICMS credit
Pis, Cofins and other credits
Deferred social contribution and income tax	211,398.67
12121151 Deferred income tax – tax losses	164,997.26
12121152 Deferred income tax – contingencies
12121153 Deferred income tax – provision for losses in inventory
12121154 Deferred income tax – over bad debt provision
12121155 Deferred income tax – over amortization of unrealized goodwill
12121159 Deferred income tax – other temporary differences
12121161 Deferred social contribution – negative basis	46,401.41
12121162 Deferred social contribution – contingencies
12121163 Deferred social contribution – provision for losses in inventory
12121164 Deferred social contribution – over bad debt provision

26

12121165 Deferred social contribution – over amortization of unrealized goodwill
12121169 Deferred social contribution – other temporary differences
14311113 Goodwill over investment – long term
Loans and financings	—
Derivative transactions	—
Anticipated expenses	—
Other non-current assets	—

Total non-current assets	10,236,916.62

PERMANENT ASSETS:
Investments	235,841,315.04
Property, plant and equipment
Deferred assets

Total permanent assets	235,841,315.04

Total assets	249,787,465.30

27

LIABILITIES
CURRENT LIABILITIES:
Personnel, charges and social benefits	102,481.81
Suppliers and accounts payable	448,608.54
Taxes, charges and contributions	194,960.30
Loans and financings	232,136.64
Derivative transactions	25,893.57
Interests on shareholders’ equity and dividends	443,387.60
Provision for contingencies
Other current liabilities	1,488,064.81

Total current liabilities	2,935,533.27

NON-CURRENT LIABILITIES:
Taxes, charges and contributions
Loans and financings	385,000.90
Derivative transactions
Provision for contingencies
Advance payment for future capital increase
Other current liabilities

Total non-current liabilities	385,000.90

MINORITY SHAREHOLDERS

SHAREHOLDERS’ EQUITY
Capital stock
Shares in treasury
Capital reserves
Profits reserves
Revaluation reserves
Accumulated profits
Net income of the period
Result in the conversion of Balance Sheet

Total shareholders’ equity	246,466,931.13
Shareholders’ equity less Goodwill Reserve	195,643,361.69

FUNDS SUBJECT TO CAPITALIZATION

Total liabilities	249,787,465.30

195,643,361.69
Tax credit	(5,469,835.01)

246,466,931.13

Real shareholders’ equity - adjusted shareholders equity	(50,823,569.44)
Income tax and social contribution rates (36.868%)	(6,341,764.99)
Tax credit	(5,469,835.01)
Final real shareholders’ equity with tax effect	240,997,096.12

28

EXHIBIT II

Parameters	Value	Comments
FCF terminal growth rate	4.00%	EBITDA growth without license 2014 / risk free
Tax Rate (Tc)	34%
Debt/equity ratio (D/E)	45.0%	Calculated from market values
Equity/value ratio (E/V)	69.0%	Calculated from the debt/equity ratio
Debt/value ratio (D/V)	31.0%	[1 – (equity/value) ratio]
Equity beta	1.01	The adjusted Bloomberg beta of the industry was used
Debt beta	0.35	WACC
Asset beta	0.81	{(1-Tc)D / [(1-Tc)D + E]}*Bdebt + {E / [(1-Tc) D + E]}*Bequity
Equity return (Re)	15.1%	WACC
Debt return (Rd)	8.0%	Average cost of debt USD
Asset return	12.9%	WACC
Risk-free rate	4.25%	Federal Reserve (T-bond 10 yrs yield)
Market premium (rM-rF)	10.7%	Brazil market premium (Damodaran)
WACC	12.02%	[(1-Tc)*(Rd*D/V) + (Re*E/V)]
U.S. inflation	2%
Brazilian inflation	5.57%

Used Discount rate 15.9407%

29

FINANCIAL STATEMENTS OF TLE AS OF SEPTEMBER 30, 2005 AND FOR THE NINE-MONTH PERIOD THEN ENDED THAT ACCOMPANY THE DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT FILED PURSUANT TO RULE 425 ON DECEMBER 6, 2005

(Convenience Translation into English from the

Original Previously Issued in Portuguese)

Tele Leste Celular

Participações S.A.

Financial Statements for the Nine-Month

Period September 30, 2005 and

Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

Tele Leste Celular Participações S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of

Tele Leste Celular Participações S.A.

Salvador - BA

1.	We have audited the accompanying balance sheet of Tele Leste Celular Participações S.A. as of September 30, 2005 and the related statement of loss and change in shareholders’ equity for the nine-month period then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our work was conducted in accordance with the Brazilian auditing standards and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the relevant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.	Considering the special purpose of these financial statements (see Note 2), the Company is not presenting the statement of changes in financial position for the nine-month period ended at September 30, 2005, that is required for a complete presentation of the financial statements in Brazil.

4.	In our opinion, except for the omission discussed in paragraph 3, that results in an incomplete presentation of the financial statements, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Tele Leste Celular Participações S.A. as of September 30, 2005, the results of its operations and the changes in shareholders’ equity for the nine-month period then ended in accordance with accounting practices adopted in Brazil.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEET AS OF SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

ASSETS	09.30.05
CURRENT ASSETS
Cash and cash equivalents	97
Financial investments	9
Interest on capital and dividends	2,890
Deferred and recoverable taxes	512
Other assets	210

Total current assets	3,718

NONCURRENT ASSETS
Deferred and recoverable taxes	12,780

Total noncurrent assets	12,780

PERMANENT ASSETS
Investments	310,990

Total permanent assets	310,990

TOTAL ASSETS	327,488

LIABILITIES AND SHAREHOLDERS' EQUITY	09.30.05
CURRENT LIABILITIES
Payroll and related accruals	107
Trade accounts payable	448
Taxes payable	197
Loans and financing	232
Derivative contracts	26
Interest on capital and dividends payable	443
Other liabilities	5,583

Total current liabilities	7,036

LONG-TERM LIABILITIES
Loans and financing	385

Total long-term liabilities	385

SHAREHOLDERS’ EQUITY
Capital	306,830
Capital reserves	126,419
Accumulated deficit	(113,219)

Total shareholders’ equity	320,030

FUNDS FOR CAPITALIZATION	37

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	327,488

The accompanying notes are an integral part of these financial statements.

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENT OF LOSS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

09.30.05
OPERATING REVENUE (EXPENSES)
General and administrative expenses	(2,365)
Other operating revenue	93
Equity pick-up	(53,343)

(55,615)

OPERATING LOSS BEFORE FINANCIAL INCOME (EXPENSES)	(55,615)

Financial income	1,121

LOSS FOR THE PERIOD	(54,494)

The accompanying notes are an integral part of these financial statements.

3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

	Share capital	Treasury shares	Capital reserve		Income reserve		Accumulated loss	Total
			Goodwiil	Tax incentive	Statutory reserve	Expansion and modernization
BALANCE AT DECEMBER 31, 2004	306,375	(35)	126,909	—	—	—	(58,725)	374,524

Write off treasury stock	(35)	35	—	—	—	—	—	—
Capital increase of owner reorganization	490	—	(490)	—	—	—	—	—
Net loss	—	—	—	—	—	—	(54,494)	(54,494)

BALANCE AT SEPTEMBER 30, 2005	306,830	—	126,419	—	—	—	(113,219)	320,030

The accompanying notes are an integral part of these financial statements.

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS

Tele Leste Celular Participações S.A. (“Tele Leste” or “Company”) is a publicly-traded company which, as of September 30, 2005, is controlled by Sudestecel Participações S.A. (22.26% of total capital), Brasilcel N.V. (3.36% of total capital), Tagilo Participações Ltda. (2.4% of total capital) and Avista Participações Ltda. (22.65% of total capital). Sudestecel Participações S.A., Tagilo Participações Ltda. and Avista Participações Ltda. are wholly-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles, S.A. (50% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital) and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

Tele Leste has a full controlling interest in the operators Telebahia Celular S.A. (“Telebahia”) and Telergipe Celular S.A. (“Telergipe”), which provide mobile telephone services in the States of Bahia and Sergipe, including activities necessary or useful to the performance of these services, in conformity with the licenses granted to them.

The licenses granted to the subsidiaries Telebahia and Telergipe are valid until June 29 and December 15, 2008, respectively, and are renewable, once only, for a 15-year term, by payment of charges equivalent to approximately 1% of the annual billing of the operators.

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (Agência Nacional de Telecomunicações - ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective complementary regulations, decrees, rulings and plans.

On July 29, 2005, the Board of the Company approved the corporate restructuring of Telergipe Celular S.A. through a merger with Telebahia Celular S.A. The proposed restructuring was filed with ANATEL on September 8, 2005.

The purpose of this operation is to obtain financial and operational benefits, among others, through reductions in administrative costs, the cost of publications, and rationalization of the accounting procedures.

5

Tele Leste Celular Participações S.A.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with generally accepted accounting practices in Brazil and Brazilian Corporate Legislation, which include the norms applicable to public telecommunications services concessionaires and the norms and accounting procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

The Company year ends on December 31 of each year. These interim financial statements were prepared to serve as a basis for corporate restructuring purposes, involving the Company, TCP Participações S.A., Tele Sudeste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A., all of which are publicly-held companies under common share control. The objective of the restructuring is to transfer the share control and the minority participations to TCP, through an exchange of shares. This proposal will require the approval of the shareholders of the various companies involved and, if approved, will be based on the relation of the exchange to the economic value to be established in a report issued by independent experts.

Consequently, the balance sheet, the income statement and the statement of changes in shareholders´ equity only include the operations effected in the first nine months of 2005, which are presented without comparison to any prior period. Additionally, in view of the specific purpose of these interim financial statements, the Company is not presenting the statement of changes in financial position.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated as cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

b)	Investments

Represents goodwill recorded on acquisitions of consolidated subsidiaries and permanent investments in unconsolidated affiliates and subsidiaries that are accounted for under the equity method. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company.

c)	Income and social contribution taxes

Are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis.

d)	Reserve for contingencies

The reserve is recorded based on the opinion of external legal and the Company’s management, how to the probable result of the dependent subject, and are update until to date the balance sheet for the probable amount of the loss, observed the nature of each contingency.

6

Tele Leste Celular Participações S.A.

4.	DEFERRED AND RECOVERABLE TAXES

30.09.05
Prepaid income and social contribution taxes	12,662
Withholding income tax	6
Other recoverable taxes	360

Total recoverable taxes	13,028

Deferred income and social contribution taxes	264

Total	13,292

Current	512
Noncurrent	12,780

The Company did not recognize deferred income and social contribution taxes on tax losses, negative basis and temporary differences, as there is no likelihood of taxable income in the short-term.

5.	INVESTMENTS

a)	Participation in subsidiaries

Investees	Total interest - %	Total common shares (in thousands)	Shareholders’ equity as of 30.09.05	Net income (loss) as of 30.09.05
Telebahia Celular S.A.	100	17,998	250,626	(64,922)
Telergipe Celular S.A.	100	1,011	60,364	11,579

6.	OTHER LIABILITIES

09.30.05
Intercompany liabilities	18
Reverse split of shares (a)	5,565

Total	5,583

(a)	Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital.

7

Tele Leste Celular Participações S.A.

7.	SHAREHOLDERS’ EQUITY

a)	Capital

In the Ordinary and Extraordinary Shareholders’ Meeting held on March 28, 2005, a reverse split of 480,618,117,605 nominative book-entry shares, without par value, was approved, comprising 167,232,225,653 common shares and 313,385,891,952 preferred shares, representing capital, in the proportion of 50,000 (fifty thousand) shares to 1 (one) share of the same type. Capital now comprises 9,612,363 nominative book-entry shares, without par value, of which 3,344,645 are common shares and 6,267,718 are preferred shares.

At the same meeting, the shareholders present unanimously approved ratification of the cancellation of the 51,355,078 nominative book-entry shares, without par value, comprising 252,498 common shares and 51,102,580 preferred shares, held in treasury, derived from the reimbursement of the shareholders that did not approve, in the Extraordinary Shareholders’ Meeting, the corporate reorganization that resulted in the merger of the shares of the subsidiaries and the reduction in capital from R$306,375 to R$306,340, in accordance with paragraph 6 of Law No. 6,404/76.

On July 28, 2005, the Company advised the shareholders of the capital increase of R$489,733.56, corresponding to the tax benefit of the merged goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$306,340,505.99 to R$306,830,239.55, with the issue of 31,915 new common shares, guaranteeing the right of preference as established in article 171 of Law No. 6,404/76, and establishing that funds arising from possible future exercise of the right of preference were credited to the Sociedade Sudestecel Participações S.A.

The capital as of September 30 comprises book-entry nominal shares without par value, as follows:

Thousands of shares 09.30.05
Common shares	3,376
Preference shares	6,268

9,644

b)	Interest on capital and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 3 and 7 of the bylaws. They are, however, assured priority to receive dividends 10% higher than those allocated to common shares, or a preferential minimum noncumulative annual dividend of 6% of capital attributable to these shares, whichever is higher. In the case of payment of the minimum preferential dividend of 6% of capital per annum referring to the preferred shares, if there is sufficient balance available after distribution to the holders of preferred shares, the bearers of the common shares will receive the same amount in dividends per share as the preferred shares.

8

Tele Leste Celular Participações S.A.

At the Ordinary General Meeting on March 28, 2005, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,474/76, due to the fact that minimum dividends on preferred shares were not paid for three consecutive years.

c)	Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

8.	INSURANCE

The Company has a policy of monitoring the risks inherent in its operations. Accordingly, as of September 30, 2005, the Companies had insurance policies in effect to cover third-party liability. The Management of the Company’s considers that the amounts are sufficient to cover possible losses. The principal responsibility covered by insurance and corresponding amounts is shown below:

Type	Insured amounts
General third-party liability - RCG	R$	7,560

9

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer